

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2019

Serge Saxonov
Chief Executive Officer
10x Genomics, Inc.
6230 Stoneridge Mall Road
Pleasonton, California 94588

> **Re: 10x Genomics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 3, 2019**
> **File No. 333-233361**

Dear Dr. Saxonov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2019 letter.

Form S-1 Amended September 3, 2019

Risks related to litigation..., page 45

1.   We note your revised disclosure on page 49 that you expect that other third parties will claim that your products infringe their intellectual property rights. Please disclose the material facts supporting your expectation so that investors can better understand the bases for it.

Revenue mix and gross margin, page 80

2.   We note your response to prior comment 2 and your disclosure in the carryover paragraph at the top of page 81. Please clarify how the revenue contribution from Single Cell Immune Profiling consumables has varied during each relevant period presented,

and clarify how the revenue contribution from Single Cell ATAC consumables has varied during each relevant period presented. Also address the reasons for the variance in each relevant period; in this regard, we note that your added disclosure on page 81 refers to one factor "among other factors" and does not clarify which factors were material for the variance in each relevant period.

Results of operations, page 85

3.   We note your response to prior comment 3; however, it is unclear where you have disclosed the extent of the effect of the introduction of Next GEM on your revenue or otherwise. Please revise or advise.

4.   We note your response to prior comment 4 and your revisions on pages 78 and 79. Your disclosure appears to includes factors that you believe may affect instrument unit volumes. If unit volumes decreased during the first half of the year relative to the last half of the previous year, please balance your discussion of higher volumes on page 87 to clearly address the decrease and the reasons for that decrease.

Intellectual property, page 131

5.   Please clarify the importance and effect of all patents held. See Regulation S-K Item 101(c)(1)(iv).

Exhibits

6.   We note your response to prior comment 10. If provisions of your bylaws are not applicable because of provisions in the Exchange Act, please provide appropriate disclosure in your prospectus to clarify.

7.   We note exhibit 5.1. Please file an opinion that does not assume away a relevant issue. We note for example the last sentence of the first paragraph on page 2 of the exhibit, and the statement in the second paragraph on that page regarding the Board taking action to authorize and approve the issuance of the Shares, the amended charter being filed, and approval of the underwriting agreement by the Board. We also note the last paragraph of the exhibit; please file a consent that clarifies whether it addresses the disclosure on page 165.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Kevin P. Kennedy